Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2024 and 2025. This section should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this interim report. See “[Exhibit 99.2] — Condensed Consolidated Financial Statements of SpringView Holdings Ltd as of December 31, 2024 and June 30, 2025 (unaudited) and for the six months ended June 30, 2024 (unaudited) and 2025 (unaudited).” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2024, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2024, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 28, 2025.

In this report, as used herein, and unless the context suggests otherwise, the terms “Springview,” “Company,” “we,” “us” or “ours” refer to the combined business of SpringView Holdings Ltd and its subsidiaries and other consolidated entities. References to “dollar” and “US$” are to U.S. dollars, the lawful currency of the United States. References to “S$” are to Singapore dollars, the lawful currency of Singapore. References to “SEC” are to the Securities and Exchange Commission.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

Our company, through our indirect wholly owned subsidiary, Springview Enterprises Pte. Ltd. (“Springview Singapore”) designs and constructs residential and commercial buildings in Singapore.

Our projects cover four main types of work: (i) new construction, (ii) reconstruction, (iii) additions and alterations (A&A), and (iv) other general contracting services. For new construction, an existing house will be demolished and a new house will be rebuilt. Our reconstruction work involves replacement of a substantial part of a house. For A&A work, we focus on minor modifications to existing structures within an existing building’s requirements. We also provide other general contracting services, such as renovation and design consultation for our customers. Through conversations with our clients to understand their vision and budget constraints, we assist them in developing a feasible design concept.

Our projects are carried out in either (a) design and build mode or (b) construction mode. When we play a design and build role, we provide design input and also serve as the main contractor. For construction mode, we act only in the role of a contractor. For the design and build role, we collaborate with associated architectural firms to deliver tailored solutions consisting of conceptualized design drawings and detailed implementation plans which we then execute with the joint efforts of our experienced design team and construction team. For the contractor role, we provide our customers with quality construction work based on our team’s experience and existing relationships with architects and subcontractors.

With a considerable operating history dating back to 2002, we believe we have established a positive reputation in the busy Singapore real estate development market through customer relationships, leading to referrals from existing customers. Our operations team manages inquiries and feedback, working with subcontractors to address any issues that arise in our projects. We believe that effective communication through phone calls and instant messaging ensures quick issue resolution. In turn, we believe that our commitment to high-quality services and addressing customer feedback is vital for expanding our market share and ensuring overall business success of our company.

Factors Affecting Our Financial Condition and Results of Operations

Our results of operations have been and will continue to be affected by several factors, including those set out below:

We operate in a highly competitive industry and our competitors may be more successful in securing contracts

We face significant competition within the construction industry and certain of our competitors may have greater financial resources and manpower, stronger track record and more established reputation in the market that provide them with advantage in sourcing for new customers and business opportunities. Additionally, our competitors may be aggressive in their pricing policies or offer additional services to secure contracts in tenders that we participate in. We believe that we have developed a well-regarded reputation and notable branding in the market for completing high quality projects, and coupled with the strong relationships that we have nurtured and maintained with our customers, sub-contractors, suppliers and external consultants, all of which serve as reliable sources of new project referrals, will allow us to maintain our competitiveness in the market and acquire new customers effectively. However, if we are unable to maintain our reputation in delivering high quality projects in a timely manner to the satisfaction of our customers, we might not compete successfully with our competitors and may adversely affect our business and results of operations.

Our revenue and profitability are unpredictable due to the nature of our business

Revenue from our construction projects is non-recurring in nature and on a project-by-project basis, which results in unpredictability in our revenue and profitability from period to period. We recognize revenue from ongoing contracts based on percentage of work performed, and certain ongoing contracts may last for more than a year and the revenue from such projects may be recognized across financial years. The revenue and profitability recorded for a financial period may fluctuate depending on the stage of completion for our ongoing contracts and thus the short-term results of operations may not be indicative of future financial performance and prospects of our business. We are constantly active in building our contract pipeline via participation in tenders and seeking referrals from various channels in order to secure new contracts and achieve growth in revenue. However, there is no assurance that we are able to successfully secure new projects to replace completed projects, or continually secure projects that have a higher or comparable contract values and margins, which may materially and adversely affect our business and results of operations.

We generally depend on our subcontractors and suppliers to perform their obligations in order to bring our projects to completion and meet our customers’ requirements

The provision of construction services is highly demanding and requires our company to effectively co-ordinate and leverage both internal and external resources, the latter mainly involving subcontractors and suppliers. We are dependent on our subcontractors and suppliers to deliver quality product or services that we engage them for, such as supply of building materials and ventilation work, in order to fulfil our own contractual obligations to the customers in delivering completed projects based on the contracted scope of work and design. While we have developed and maintained strong relationships and rapport with several trusted suppliers and subcontractors that have been providing us with quality products and services in a timely manner, there is no assurance that they will continue to render products and services that meet our requirements in terms of quality and timing in the future. Further, despite our company’s best effort in screening the subcontractors that we engage for our projects for their competency based on several factors including track record, reputation, and price competitiveness, we bear certain risks associated with subpar or nonperformance by our subcontractors as the subcontractors do not have a direct contractual relationships with our customers, Moreover, we do not have any long-term agreements with our subcontractors or suppliers, and hence we cannot be assured that we can procure similar arrangements from our existing subcontractors or suppliers at a reasonable rate that meets our budget, or that we can successfully engage with alternative providers if such events do occur, which may result in our business and results of operations being materially and adversely impacted.

We are subject to several macro-economic, regulatory, social and other factors which are beyond our control

We operate within Singapore’s construction and major A&A industry and are affected by several factors including macro-economic, regulatory, social and political conditions which are beyond our company’s control. We depend on Singapore to continue to be a stable and attractive country for residency purposes as majority of our customers are residential homeowners seeking to build properties that fit their aspirations. The growth of our target customer segment in Singapore may be influenced by the country’s political and social stability, key policies and regulations related to taxation and immigration as well as overall business and market sentiment, all of which are beyond our control. Additionally, our business is also affected by inflation and interest rate environment. As of the date of this prospectus, we have witnessed the impact of inflation on our operations. For example, we have seen a rise in the prices of our construction materials and in the wages of our laborers as a result of inflation. In the event of heavier inflationary pressure in the future, our project costs could be elevated even further. There is no guarantee that we will be able to efficiently pass on the resulting rise in such costs to our customers. An increase in interest rates may also result in a higher borrowing cost for our business. There can be no guarantee that any of these factors beyond our control will not develop in a manner that may have an adverse and material effect on our business operations in the future.

Results of Operations

For the six months ended June 30, 2024 and 2025

The following tables set forth a summary of our unaudited condensed consolidated results of operations, in absolute amount and as a percentage of our net revenues for the six months ended June 30, 2024 and 2025. This information should be read together with our unaudited condensed consolidated financial statements and related notes. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended June 30,
	2024	2025	2025	Variance
	S$	S$	US$	S$	%
Revenue	4,961,318	3,734,033	2,935,791	(1,227,285)	(24.7)
Total Revenue	4,961,318	3,734,033	2,935,791	(1,227,285)	(24.7)

Cost of revenue	(3,632,390)	(2,904,816)	(2,283,840)	727,574	(20.0)
Total Cost of revenue	(3,632,390)	(2,904,816)	(2,283,840)	(727,574)	(20.0)
Gross profit	1,328,928	829,217	651,951	(499,711)	(37.6)

Operating expenses
General and administrative expenses	(954,366)	(1,355,431)	(1,065,674)	(401,065)	(42.0)
Total operating expenses	(954,366)	(1,355,431)	(1,065,674)	(401,065)	(42.0)

Income (loss) from operations	374,562	(526,214)	(413,723)	(900,776)	(240.5)

Other income (expenses)
Interest expenses, net	(53,874)	(51,346)	(40,370)	2,528	(4.7)
Other income	2,789	56,587	44,490	53,798	1929.1
Total other (expenses) income, net	(51,085)	5,241	4,120	56,326	(110.3)

Income (loss) before income taxes	323,477	(520,973)	(409,603)	(844,450)	(261.1)
Income tax (expenses) benefit	(76,053)	12,680	10,111	88,913	(116.9)
Net income (loss)	247,424	(508,113)	(399,492)	(755,537)	(305.4)
Other comprehensive income
Foreign currency translation adjustments	—	(293,535)	(230,784)	(293,535)	N/A
Total Comprehensive income (loss)	247,424	(801,648)	(630,276)	(1,049,072)	(424.0)

Comparison of six months ended June 30, 2024 and 2025

Revenue

We generate revenue mainly from construction projects with the following major categories of work: (i) new construction, (ii) reconstruction, (iii) Addition & Alterations (A&A), and (iv) other general contracting services, such as renovation and design consultation. Due to our business nature, the majority of our revenue is driven by standalone projects with varying contract sizes on a non-recurring basis. We recognize revenue from our construction projects over time and referencing the stage of completion via input method, which is based on our actual costs incurred for the project during the period relative to the total estimated costs for the project.

The following table sets forth our revenue by revenue categories for the periods indicated.

	For the six months ended June 30,
	2024	2025	2025	Variances
	S$	S$	US$	S$	%
New construction	4,734,096	2,466,676	1,939,363	(2,267,420)	(47.9)
Reconstruction	-	466,166	366,512	466,166	100
A&A	227,222	719,903	566,006	492,681	216.8
Other general contracting services	-	81,288	63,910	81,288	100
Total revenue	4,961,318	3,734,033	2,935,791	(1,227,285)	(24.7)

During the six months ended June 30, 2024, and 2025, projects involving new construction work accounted for the largest proportion of our revenue generated for the periods, representing approximately 95.4% and 66.1% of the total revenue, respectively. Revenue from reconstruction work accounted for approximately nil and 12.5% of the total revenue for the six months ended June 30, 2024 and 2025, respectively, while revenue from A&A work accounted for approximately 4.6% and 19.3% of the total revenue, respectively.

Our total revenue decreased by S$1,227,285, or 24.7%, from S$4,961,318 for the six months ended June 30, 2024, to S$3,734,033 ($2,935,791) for the six months ended June 30, 2025. This decrease is primarily driven by a decrease in revenue recognized from new construction work of S$2,267,420, or 47.9%, from S$4,734,096 for the six months ended June 30, 2024 to S$2,466,676 ($1,939,363) for the six months ended June 30, 2025. The reduction was due to a lower volume of new construction projects commenced in the current period compared to the prior year.

Revenue recognized from reconstruction work increased by S$466,166, from S$ nil for the six months ended June 30, 2024 to S$466,166 ($366,512) for the six months ended June 30, 2025. This increase resulted from the commencement of reconstruction project starting from October 2024. Similarly, revenue recognized from A&A work increased by S$492,681 or 216.8%, from S$227,222 for the six months ended June 30, 2024 to S$719,903 ($566,006) for the six months ended June 30, 2025, driven by new projects initiated in November 2024. Additionally, our other general contracting services also increased by S$81,288, from nil for the six months ended June 30, 2024 to S$81,288 (US$63,910) for the six months ended June 30, 2025, primarily due to the maintenance work for previous customer.

	For the six months ended June 30,
	2024	2025	2025	Variances
	S$	S$	US$	S$	%
Commercial customers	-	719,903	566,006	719,903	100
Residential customers	4,961,318	3,014,130	2,369,785	(1,947,188)	(39.3)
Total revenue	4,961,318	3,734,033	2,935,791	(1,227,285)	(24.7)

For the six months ended June 30, 2025, approximately 81% of our revenue was derived from residential customers, with the remaining 19% derived from commercial customers. Revenue from commercial customers increased by S$719,903, or 100% from nil for the six months ended June 30, 2024 to S$719,903 (US$566,006) for the six months ended June 30, 2025, driven by new projects initiated in November 2024. Revenue from residential customers decreased by S$1,947,188, or 39.3% from S$4,961,318 for the six months ended June 30, 2024 to S$3,014,130 (US$2,369,785) for the six months ended June 30, 2025. This decline was primarily due to a lower volume of new residential construction projects commenced in the current period compared to the prior year.

Cost of revenue

	For the six months ended June 30,
	2024	2025	2025	Variances
	S$	S$	US$	S$	%
Subcontracting costs	1,669,193	787,515	619,164	(881,678)	(52.8)
Material costs	782,421	907,026	713,127	124,605	15.9
Labor costs	661,511	573,620	450,995	(87,891)	(13.3)
Equipment rental and site costs	179,074	261,592	205,670	82,518	46.1
Other direct costs	340,191	375,063	294,884	34,782	10.3
Total cost of revenue	3,632,390	2,904,816	2,283,840	(727,574)	(20.0)

The cost of revenue primarily consisted of subcontracting costs, material costs, labor costs, equipment rental and site costs and other direct costs incurred in contract performance. The total cost of revenue decreased by S$727,574, or 20.0%, from S$3,632,390 for the six months ended June 30, 2024, to S$2,904,816 ($2,283,840) for the six months ended June 30, 2025. The approximately 20.0% overall decrease in cost of revenue was in line with our decrease in revenue, and primarily driven by a lower subcontracting cost incurred, which decreased by S$881,678, or 52.8%, from S$1,669,193 for the six months ended June 30, 2024 to S$787,515 ($619,164) for the six months ended June 30, 2025. This decrease was primarily driven by our strategic shift toward securing larger projects. Unlike the smaller, more fragmented projects of the prior period, these larger engagements allowed for better resource planning and a more efficient use of our in-house labor and equipment. This not only reduced our relative reliance on subcontractors but also resulted in a lower volume of new projects, as we focused our capacity on more significant, higher-value work.

On the other hand, material costs showed a modest increase, rising by S$124,605, from S$782,421 for the six months ended June 30, 2024 to S$907,026 ($713,127) for the six months ended June 30, 2025. This 15.9% increase can be attributed to the procurement of higher-quality materials to meet the specifications of our larger projects, although the increase was contained through better pricing negotiations with suppliers. Labor costs decreased by S$87,891, from S$661,511 for the six months ended June 30, 2024 to S$573,620 ($450,995) for the six months ended June 30, 2025, reflecting a 13.3% decrement. This decrease was largely due to lower number of workers. Lastly, equipment rental and site costs also increase by S$82,518, from S$179,074 for the six months ended June 30, 2024 to S$261,592 ($205,670) for the six months ended June 30, 2025, representing an 46.1% increment, driven by the need for additional equipment to support our expanding project portfolio. These increases reflect our strategic investments in quality materials, skilled labor, and necessary equipment to meet project demands.

Gross Profit

For the six months ended June 30, 2024 and 2025, our gross profits were S$1,328,928 and S$829,217 ($651,951), respectively, and our gross profit margins were approximately 26.8% and 22.2%, respectively. Our gross profit decreased by S$499,711, or approximately 37.6% primarily due to the significant decrease in revenue recognized due to a lower volume of construction projects commenced in the current period compared to the prior year.

General and Administrative Expenses

The following table sets forth a breakdown of our general and administrative expenses for the periods indicated.

	For the six months ended June 30,
	2024	2025	2025	Variances
	S$	S$	US$	S$	%
Staff expenses	379,607	575,997	452,863	196,390	51.7
Depreciation and amortization	14,049	23,811	18,721	9,762	69.5
Lease expenses	79,916	99,916	78,556	20,000	25.0
Medical and insurance expenses	32,064	101,413	79,733	69,349	216.3
Transport and entertainment	40,792	20,694	16,270	(20,098)	(49.3)
Professional fees	365,297	323,693	254,495	(41,604)	(11.4)
Provision for fines and charges	15,225	-	-	(15,225)	(100.0)
Bad debt written off	-	183,732	144,455	183,732	100.0
Other miscellaneous expenses	27,416	26,175	20,581	(1,241)	(4.5)
General and administrative expenses	954,366	1,355,431	1,065,674	401,065	42.0

General and administrative expenses consisted primarily of staff expenses, depreciation and amortization, operating lease expenses, medical and insurance, transport and entertainment, professional fees, provision for fines and charges and other miscellaneous expenses. General and administrative expenses increased by S$401,065 or approximately 42.0%, from S$954,366 for the six months ended June 30, 2024, to S$1,355,431 ($1,065,674) for the six months ended June 30, 2025. Staff expenses increased by S$196,390 or approximately 51.7%, from S$379,607 for the six months ended June 30, 2024, to S$575,997 ($452,863) for the six months ended June 30, 2025, as the company maintained the workforce to preserve operational capabilities and avoid the long-term costs of talent attrition and rehiring. Professional fees decreased by S$41,604 or approximately 11.4%, from S$365,297 for the six months ended June 30, 2024, to S$323,693 ($254,495) for the six months ended June 30, 2025, mainly due to completion of IPO work last year. Bad debt written off increased by S$183,732, or approximately 100.0% from nil to S$183,732 ($144,455), due to provisions for loan receivable made to third party and certain trade receivables assessed doubtful.

Interest Expenses, Net

Interest expenses, net mainly included accrued interest from loans and borrowings, lease liabilities and amount due to a related party. Interest expenses, net decreased by S$2,528, or approximately 4.7% from S$53,874 for the six months ended June 30, 2024, to S$51,346 ($40,370) for the six months ended June 30, 2025. This reduction was primarily due to a lower average debt balance, as the company did not take on any new borrowings during the period.

Other Income

Other income primarily consisted of interest income and other miscellaneous income. Other income increased by S$53,798 or approximately 1929.1% from S$2,789 for the six months ended June 30, 2024, to S$56,587 (US$44,490) for the six months ended June 30, 2025. The increase was principally attributable to higher interest income earned from short-term lending activities to a third party from the fourth quarter of 2024.

Income Tax Expense

Our income tax expenses were S$76,053 and income tax benefit were S$12,860 ($10,111) for the six months ended June 30, 2024 and 2025, respectively. The higher tax expense in the six months ended June 30, 2024 corresponds to a greater income before taxes for that period. The tax benefit in the six months ended June 30, 2025 is a result of a loss before taxes, primarily driven by lower revenue and gross profit.

Net Income (loss)

As a result of the foregoing, our profit for the year decreased by S$755,537, or approximately 305.4%, from net income of S$247,424 for the six months ended June 30, 2024, to net loss of S$508,113 ($399,492) for the six months ended June 30, 2025.

Earnings (loss) Per Share

Our earnings (loss) per share decreased by approximately S$0.04, or 291%, from approximately S$0.01 earnings per share for the six months ended June 30, 2024 to approximately S$0.02 ($0.02) loss per share for the six months ended June 30, 2025. The computation of earnings per share is based on 21,500,000 of the total issued and outstanding shares of our Class A Shares and Class B Shares, retrospectively after a reorganization of our company.

Liquidity and Capital Resources

As of December 31, 2024 and June 30, 2025, our cash balances amounted to approximately S$3,373,424 and S$2,933,523 ($2,306,410), respectively, and our current assets were S$10,731,442 and S$8,724,716 ($6,859,592), respectively, and our current liabilities were S$4,002,580 and S$2,650,500 ($2,083,891), respectively. For the six months ended June 30, 2024 and 2025, we generated net income of S$247,424 and net loss of S$508,113 ($399,492), respectively.

In assessing our liquidity, the management believes that our current cash and working capital will be sufficient to support our continuous operations and meet our 3rd parties’ payment obligations when liabilities fall due within the next 12 months from the date of issuance of the unaudited condensed financial statements.

Our liquidity needs are primarily driven by working capital requirements and operating expense obligations. To date, we have financed our operations mainly through successful IPO in 2024. We have also started to seek additional financing from local banks and financial institutions to fund our ongoing operations. As of June 30, 2024 and 2025, our outstanding loans and borrowings amounted to S$1,032,509 and S$689,099 ($541,787), respectively, with annual interest rates ranging from 4.88% to 8.80% and repayment periods of between one to five years.

We believe that our current cash and loans from banks, and the net proceeds from our initial public offering will be sufficient to meet our working capital needs in the next 12 months from the date of these unaudited condensed financial statements are issued. However, if we experience an adverse operating environment or incur unanticipated capital expenditures, or if we decide to accelerate our growth beyond our initial expectations, then additional financing may be required. No assurance can be provided, however, that additional financing, if necessary, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows Analysis

For the six months ended June 30, 2025 and 2024

The following table sets forth a summary of our cash flows for the periods indicated.

	For the six months ended June 30,
	2024	2025	2025
	S$	S$	US$
Net cash used in operating activities	(186,104)	(1,516,162)	(1,192,045)
Net cash provided by investing activities	-	1,300,000	1,022,093
Net cash (used in)/provided by financing activities	(358,088)	69,796	54,875
Net changes in cash	(544,192)	(146,366)	(115,077)
Effect of foreign exchange on cash	-	(293,535)	(230,784)
Cash at the beginning of the period	698,106	3,373,424	2,652,271
Cash at the end of the period	153,914	2,933,523	2,306,410

Operating Activities

Changes in cash flow from operating activities from the six months ended June 30, 2024 to the month ended June 30, 2025.

We had net cash used in operating activities of S$1,516,162 ($1,192,045) for the six months ended June 30, 2025, compared to net cash used in operating activities of S$186,104 for the six months ended June 30, 2024. The increase in cash flow used in operating activities for six months ended June 30, 2025, is primarily a result of:

(1)	a decrease in net income of S$755,537 mainly due to the reduction was due to a lower volume of new construction projects commenced in the current period compared to the prior year; and

(2)	an increase in accounts receivable of S$202,981 ($159,589) for the six months ended June 30, 2025, as compared to a decrease in accounts receivable of S$291,713 for the six months ended June 30, 2024, mainly due to slower of customer payments as of June 30, 2025; and

(3)	a decrease in contract assets of S$596,515 ($468,995) for the six months ended June 30, 2025, as compared to an increase in contract assets of S$483,734 for the six months ended June 30, 2024, as less work was performed for the latter period resulting in lower amount of revenue recognized but has yet to be billed to the customers; and

(4)	a decrease in accounts payable of S$1,338,924 ($1,052,696) for the six months ended June 30, 2025, as compared to a decrease in accounts payable of S$725,371 for the six months ended June 30, 2024, as the Company settled less accounts payable during the six months ended June 30, 2025 since the payment due dates hasn’t been arrived.

Investing Activities

For the six months ended June 30, 2024, no investing activities occurred. For the six months ended June 30, 2025, investing activities consisted solely of proceeds from the repayment of loans made to a third party, amounting to S$1,300,000 ($1,022,093).

Financing Activities

For the six months ended June 30, 2024, net cash used in financing activities was S$358,089 which was primarily consisted of consisted of proceeds from loans and borrowings of S$319,713 ($235,708) and offset by repayment of loans and borrowings of S$233,756 and payment of offering cost of S$435,297.

For the six months ended June 30, 2025, net cash provided by financing activities was S$69,796 ($54,875) which was primarily consisted of proceeds from related party of S$999,610 ($785,919) and offset by repayment of amount due to related party of S$758,027 ($595,980).

Contingencies

In the normal course of business, our company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. Our company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. Our company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

As of December 31, 2024 and June 30, 2025, our company is subject to legal proceeding from a charge by Ministry of Manpower for an offence under Section 12(1) of the Workplace Safety and Health Act for failure to take measure to ensure the safety of its employees at work in one of its construction projects in 2019 which resulted in injuries to one worker and one fatality. Our company has claimed trial to this charge. For the same incident, our company was also charged under Section 5 of the Building Control Act for carrying out building work that was not approved by the Commissioner of Building Control. On June 17, 2025, SEPL was convicted of Charge No. DSC-900110-2021 under Section 12(1) of the Workplace Safety and Health Act for failing to take reasonably practicable measure to ensure the safety of employees at work. The matter is fixed for sentencing in October, 2025.

Additionally, our company is also subject to a claim from an employee of a subcontractor for a construction project for damages arising out of injuries and loss suffered as a result of work accident at the project site. The claimant seeks to hold our company and the subcontractor jointly and severally liable for the claim. The matter was resolved via a settlement agreement finalized on March 14, 2025. As the main contractor, the Company paid S$15,000 to the claimant and S$1,000 to setting aside application on April 2, 2025, which constituted a full and final settlement of all claims related to this matter.

As of December 31, 2024 and June 30, 2025, our company’s accrued provision for the legal proceedings was S$275,000 and S$260,000 ($204,419), respectively. For the six months ended June 30, 2024 and 2025, our company’s provision for estimated litigation loss was nil and nil, respectively.

Capital Expenditures

No capital expenditures were incurred for the six months ended June 30, 2024 and 2025, as there were no purchases of property, plant, or equipment.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s deficit/(equity) or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.